FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following is the text of an announcement released to The Stock Exchange of Hong Kong Limited on 18 March 2015 pursuant to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited:

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

(Hong Kong Stock Code: 5)

18 March 2015

HSBC HOLDINGS PLC

Waiver granted pursuant to Rule 13.36(1) of the Hong Kong Listing Rules relating to contingent convertible securities

The Company has applied for, and the Hong Kong Stock Exchange has granted, a waiver from strict compliance with the requirements of Rule 13.36(1) of the Hong Kong Listing Rules pursuant to which the Company is permitted to seek (and, if approved, to utilise) an authority (the "Mandate") to issue Contingent Convertible Securities ("CCSs") (and to allot ordinary shares into which they may be converted or exchanged) in excess of the limit of the general mandate of 20 per cent of the Company's issued share capital (the "Waiver"). CCSs are debt securities which convert into ordinary shares in certain prescribed circumstances, and which benefit from a particular regulatory capital treatment under European Union legislation.

Background to the Waiver

The Company typically seeks at each AGM a general authority to allot shares both on a pre-emptive and non-pre-emptive basis ("General Allotment Authority"). The General Allotment Authority to be sought at the Company's 2015 AGM will be set out in Resolutions 6 and 7 of the Notice of AGM which will be published on or about 20 March. Such authority complies both with institutional guidelines issued by The Investment Association, and with the relevant requirements of the Hong Kong Listing Rules including Rule 13.36(2) which limits the general mandate to 20 per cent of the Company's issued share capital.

In addition to the General Allotment Authority referred to above, the Company intends at its 2015 AGM and at future AGMs to seek shareholder approval for the Mandate, which will allow the Directors to create and issue CCSs that automatically convert into, or are exchanged for, ordinary shares in the Company in prescribed circumstances, such as HSBC Group's capital ratios falling below a certain level. The Mandate to be sought at the Company's 2015 AGM will be set out in Resolutions 10 and 11 of the Notice of AGM.

Description of CCSs

CCSs are debt securities that benefit from a particular regulatory capital treatment under European Union legislation. As a banking group, HSBC must meet minimum regulatory capital requirements in the countries in which it operates. These include compliance with European Union legislation under which banks and bank holding companies are required to maintain Tier 1 Capital of at least 6 per cent of their risk weighted assets. Of that 6 per cent, 1.5 per cent of risk weighted assets may be in the form of Additional Tier 1 Capital.

In order to qualify as Additional Tier 1 Capital, a security must contain certain features designed to increase the resilience of the issuing bank should the bank's financial condition deteriorate materially. On the occurrence of a defined trigger event, a CCS would be mandatorily converted or exchanged into ordinary shares of HSBC. The conversion or exchange would have the effect of increasing the issuer's Common Equity Tier 1 capital ratio.

The CCSs which HSBC has issued to date have included a term which provides that on the occurrence of a Trigger Event, the Directors may elect, at their discretion, to give shareholders the opportunity to purchase ordinary shares issued on conversion or exchange of any CCSs on a pro rata basis, where practicable and subject to applicable laws and regulations. This would be at the same price as the holders of the CCSs would have acquired the ordinary shares. However, the European Banking Authority ("EBA") issued a report on the monitoring of Additional Tier 1 Capital instruments by EU institutions in October 2014 where it suggested that this type of provision should not be included in issuances of Additional Tier 1 Capital instruments. The Directors continue to assess the implications of the EBA report in this regard but, in the meantime, where permitted by law and regulation to do so, the Directors intend in future issuances of CCSs to retain the discretion to offer the opportunity to shareholders to purchase ordinary shares issued on conversion or exchange of CCSs.

Further details on CCSs will be out in Appendix 2 of the Notice of AGM which will be published on or about 20 March.

Reasons for seeking the Waiver

Issuing CCSs gives HSBC greater flexibility to manage its capital in the most efficient and economical way. It is expected that Additional Tier 1 Capital will be a cheaper form of capital than issuing and maintaining Common Equity Tier 1 capital (e.g. ordinary shares) to satisfy the Tier 1 Capital requirement and (provided that no event which would trigger conversion occurs) non-dilutive to existing shareholders. This should improve the returns available to existing shareholders whilst maintaining HSBC's capital strength, in line with prevailing banking regulations.

Accordingly, shareholder approval for the Mandate is to be sought at the Company's 2015 AGM and is expected to be sought at future AGMs. The Waiver permits the Company to seek the Mandate on an annual basis without complying with the strict requirements of Rule 13.36(1) of the Hong Kong Listing Rules, which would otherwise require the Company to seek the further approval of shareholders each time the Company proposes to issue CCSs.

Given the administrative burden both in cost and time for a company the size of HSBC to obtain these types of authorities, the Directors do not consider it practical or in the interests of shareholders to seek a new authority each time an issue of CCSs is proposed. It is important to have the flexibility to react quickly to market and regulatory demand. Furthermore, in order to obtain Prudential Regulation Authority ("PRA") approval to the issuance of CCSs, all necessary allotment authorities need to be in place, so the process of seeking a new authority in addition to PRA approval would lead to unacceptable delay.

Terms of the Waiver
The waiver has been granted on terms that permit the Mandate, if approved, to continue in force until:
(i) the conclusion of the first AGM of the Company following the date on which the
Mandate is approved (or an earlier date which the Company may specify) at which time the Mandate shall lapse unless it is renewed, either unconditionally or subject to conditions; or

(ii) such time as it is revoked or varied by ordinary resolution of the shareholders in general meeting.

The Waiver is granted subject to the conditions that the Company must announce the Waiver (with reasons and details) before seeking the Mandate; and that any announcement of the Waiver, and any announcements and circulars in connection with the Mandate, should clearly indicate the Mandate is in addition to the general mandate under Rule 13.36(2). The Mandate to be sought annually will permit the directors to determine the terms of the CCSs at the time of their issue within the terms of the approval granted by shareholders. Each Mandate will grant authority to allot CCSs which are convertible into a specified maximum amount of share capital. The terms of the CCSs will specify a fixed conversion price or a mechanism for setting a conversion price which will determine how many ordinary shares are issued on conversion or exchange of the CCSs if an event triggering conversion occurred. The circular accompanying the notice of the AGM at which each Mandate is sought will specify a minimum conversion price for that Mandate. The Company will only issue CCSs pursuant to the authority granted under the Mandate and not under its General Allotment Authority.

For and on behalf of
HSBC Holdings plc
Ben JS Mathews
Group Company Secretary

The Board of Directors of HSBC Holdings plc as at the date of this announcement are: Douglas Flint, Stuart Gulliver, Phillip Ameen†, Kathleen Casey†, Safra Catz†, Laura Cha†, Lord Evans of Weardale†, Joachim Faber†, Rona Fairhead†, Sam Laidlaw†, John Lipsky†, Rachel Lomax†, Iain Mackay, Heidi Miller†, Marc Moses, Sir Simon Robertson† and Jonathan Symonds†.

† Independent non-executive Director

Definitions

AGM                                                               annual general meeting
Company or HSBC                                       HSBC Holdings plc
Hong Kong Listing Rules                           The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.
Notice of AGM the notice of the AGM of the Company to be held in 2015, together with the accompanying circular, which will be published on or about 20 March.
Stock Exchange                                             The Stock Exchange of Hong Kong Limited.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                    Date: 18 March 2015